SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2008

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON Shareholders Approve All Resolutions

AACHEN, Germany--(BUSINESS WIRE)--Shareholders of AIXTRON AG, world-leading provider of deposition equipment to the semiconductor industry, today voted strongly in favor of the resolutions presented by the Executive Board (Vorstand) and the Supervisory Board (Aufsichtsrat).

The following resolutions were approved at AIXTRON's 11th annual shareholder meeting:

  Dividend payment for fiscal year 2007
  Approvals of the activities of the members of the Management Board (Vorstand) and of the Supervisory Board (Aufsichtsrat) during fiscal year 2007
  Election of the auditors and the Group auditors for fiscal year 2008
  Conversion of bearer shares into registered shares
  Cancellation of contingent capital
  Authorization to purchase and use own shares

Due to the conversion of bearer shares into registered shares the provisions of the articles of association of AIXTRON AG regarding the attendance of the shareholder meeting are amended. In addition, diverse authorizations - e. g. for the issuance of stock options and of warrants and/or convertible bonds - and the underlying contingent and authorized capital are adjusted to the conversion into registered shares.

All resolutions were accepted by at least 99 percent of the votes cast at the meeting. 37 percent of AIXTRON AG's share capital was represented at the shareholder meeting held at the Eurogress in Aachen, Germany.

Further Information The speaker notes and the slides to the presentation to Topic 1 of the Agenda can be downloaded from the website www.aixtron.com, section Investors/Events/Annual General Meeting 2008.

For further information on AIXTRON (FSE: AIX, ISIN: DE0005066203; NASDAQ: AIXG, ISIN: US0096061041) please consult our website at: www.aixtron.com

Contact: Investor Relations and Corporate Communications: Guido Pickert T: +49-241-8909-444 F: +49-241-8909-445 invest@aixtron.com

Forward-Looking Statements This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact: Investor Relations and Corporate Communications AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com www.aixtron.com

Language: English
Issuer: AIXTRON AG Kackertstr. 15-17 52072 Aachen Deutschland
Phone: +49 (0)241 8909-444
Fax: +49 (0)241 8909-40
E-mail: invest@aixtron.com
Internet: www.aixtron.com
ISIN: DE0005066203, US0096061041
WKN: 506620
Indices: TecDAX Listed: Regulierter Markt in Frankfurt
(Prime Standard); Freiverkehr in Berlin, Munchen, Hamburg, Dusseldorf,
Stuttgart; Terminborse EUREX; Foreign Exchange(s) Nasdaq

CONTACT:
AIXTRON AG
Guido Pickert, 02 41-89 09-444
Email:g.pickert@aixtron.com,g.holthoff@aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	May 14, 2008	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO